Exhibit 23.5

CONSENT

Environmental Business International, Inc. (“EBI”) hereby consents to the references by Montrose Environmental Group, Inc. (the “Company”) to EBI’s study entitled Environmental Services Market Study and the market and industry data and information included therein cited in the Company’s Registration Statement on Form S-1 and any drafts thereof or amendments thereto submitted to or filed with the U.S. Securities and Exchange Commission by the Company (the “Registration Statement”) and to the use of EBI’s name in connection with the use of such data and information in the Registration Statement. EBI also hereby consents to the filing of this consent as an exhibit to the Registration Statement.

Environmental Business International, Inc.

/s/ Grant Ferrier
Grant Ferrier
President, Environmental Business International, Inc.

November 12, 2019